K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 29, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	First Investors Equity Funds

First Investors Covered Call Strategy Fund, First Investors Equity Income Fund, First Investors Global Fund, First Investors Growth & Income Fund, First Investors Hedged U.S. Equity Opportunities Fund, First Investors International Fund, First Investors Long Short Fund, First Investors Opportunity Fund, First Investors Real Estate Fund, First Investors Select Growth Fund, First Investors Special Situations Fund and First Investors Total Return Fund

File Nos. 033-46924 and 811-06618
Post-Effective Amendment No. 108

Ladies and Gentlemen:

We have acted as counsel to First Investors Equity Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 108 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

cc:	Mary Carty
Mary Najem
Foresters Investment Management Company, Inc.